UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K   [X] Form 10-Q, [  ] Form 10-D,  [  ]  Form N-SAR  [  ]  Form N-CSR

For Period Ended:  March 31, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	CHEYENNE RESOURCES CORPORATION

Former Name if Applicable:	ATLAS OIL & GAS, INC.

Address of Principal Executive Offices (Street and Number):	7305 Calle Sagrada

City, State and Zip Code:	Bakersfield, CA 93309

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the three months ending March 31, 2010 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing Item 1, Financial Statements and Item 2, Management’s Discussion and Analysis, prior to the close of business on May 17, 2010. Accordingly, the Registrant could not prepare and file the Form 10-Q without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Thomas Cunningham	(661)	345-1125
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  Yes [  ]  No [ X ]

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 has not been filed.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHEYENNE RESOURCES CORPORATION
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 17, 2010	By:	/s/ Thomas Cunningham
Thomas Cunningham
Chief Executive Officer and Chief Financial Officer

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